Exhibit 99.2

Lithium Americas MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2020

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2020

BACKGROUND

This Management’s Discussion and Analysis (“MD&A”) of Lithium Americas Corp. (“Lithium Americas”, the “Company”, or “LAC”), prepared as of August 13, 2020, should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements and the notes thereto (“financial statements”) for the six months ended June 30, 2020, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) as applicable to interim financial reporting, and the audited consolidated financial statements and notes thereto for the year ended December 31, 2019, which have been prepared in accordance with IFRS as issued by the IASB. All amounts are expressed in US dollars, unless otherwise stated. References to CDN$ are to Canadian dollars. This MD&A contains “forward looking statements” and readers should read the cautionary note contained in the section entitled “Forward Looking Statements” contained in this MD&A regarding such forward looking statements.

OUR BUSINESS

Lithium Americas is a Canadian-based resource company focused on the advancement of two significant lithium projects: the Cauchari-Olaroz project (“Cauchari-Olaroz”), located in Jujuy Province of Argentina, and the Thacker Pass project (“Thacker Pass”), located in north-western Nevada, USA.  Cauchari-Olaroz is a lithium brine project and is owned by Minera Exar S.A. (“Minera Exar”), an Argentine-based joint operation owned by the Company and Ganfeng Lithium Co. Ltd., (“Ganfeng”). Thacker Pass is a sedimentary-based lithium property located in the McDermitt Caldera in Humboldt County, Nevada, and is owned by the Company’s wholly owned subsidiary, Lithium Nevada Corp. (“Lithium Nevada”).

On August 16, 2019, the Company closed a transaction agreement whereby Ganfeng agreed to subscribe, through a wholly-owned subsidiary, for newly issued shares of Minera Exar, for cash consideration of $160 million (such transaction, the “Project Investment”). Ganfeng increased its direct interest in Minera Exar from 37.5% to 50%, with Lithium Americas holding the remaining 50% interest, each subject to the rights of Jujuy Energia y Mineria Sociedad del Estado (“JEMSE”) (a company owned by the Government of Jujuy province) to acquire an 8.5% interest in Minera Exar. Lithium Americas and Ganfeng, as part of the Project Investment, implemented certain amendments to the shareholders agreement (the “Shareholders Agreement”) governing the Cauchari-Olaroz project joint operation (the “Joint Operation”), including the provision of equal representation on the Minera Exar board of directors and the Management Committee governing the Joint Operation.

On February 7, 2020, the Company entered into definitive agreements with Ganfeng whereby Ganfeng has agreed to subscribe for newly issued shares of Minera Exar, for cash consideration of $16 million, increasing its interest in the Cauchari-Olaroz project from 50% to 51%, with Lithium Americas holding the remaining 49% interest, each subject to the rights of JEMSE to acquire an 8.5% interest in Minera Exar (such transaction, the “2020 Cauchari Transaction”). In addition, the Company and Ganfeng have agreed to restructure Exar Capital B.V., a jointly controlled entity which provides funding to Caucharí-Olaroz (which is currently owned 62.5% by the Company and 37.5% by Ganfeng) to reflect the proportionate ownership of Minera Exar. As part of this restructuring, Ganfeng has agreed to provide $40 million to Exar Capital B.V. in non-interest-bearing loans, repayable in 2029 (subject to an additional one-year extension). Proceeds of the loans will be used to repay intercompany loans owing to Lithium Americas. Upon completion of the 2020 Cauchari Transaction, Ganfeng will become the controlling shareholder of Minera Exar while Lithium Americas will receive fulsome minority shareholder protective rights. The shareholder agreement and related agreements will be amended on the closing of the 2020 Cauchari Transaction to preserve joint approval for various significant matters involving Minera Exar. Closing of the 2020 Cauchari Transaction is subject to receipt of all required regulatory approvals, consent of Lithium Americas’ senior lenders, settlement of an amended and restated shareholder agreement and other definitive agreements, and other customary closing conditions. On June 23, 2020 Ganfeng received regulatory approval from the National Development and Reform Commission ("NDRC") of the People’s Republic of China (“PRC”) in respect to the 2020 Cauchari Transaction. The transaction remains on track to close by the end of Q3 2020 subject to remaining closing conditions including lender consent.

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2020

The Company’s head office and principal address is Suite 300, 900 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1E5. The Company trades in Canada on the Toronto Stock Exchange and in the United States on the New York Stock Exchange (“NYSE”) under the symbol “LAC”. The Company operates in the United States through its wholly owned subsidiaries, Lithium Nevada Corp. and RheoMinerals Inc., in Argentina through a Joint Operation company, Minera Exar and a wholly-owned subsidiary, Potassium S.A., and in the Netherlands through a Joint Operation company, Exar Capital B.V. Additional information relating to the Company, including the Company’s Annual Information Form (“AIF”), is available on SEDAR at www.sedar.com.

HIGHLIGHTS

Project development and operations

Cauchari-Olaroz:

•	As of June 30, 2020, the project was 47% complete with $427 million (75%) of the planned capital expenditures committed including $304 million (54%) spent.
•

In mid-April 2020, following modifications to the government’s COVID-19 related restrictions, construction activities at Caucharí-Olaroz gradually resumed on a limited basis with comprehensive health and safety protocols.

•	Significant progress was made on the liming plant, SX plant, civil construction and solar evaporation ponds.
•	Critical equipment, including the fabrication of equipment in China for the lithium carbonate plant, remain on track for delivery in the second half of 2020.
•

Subsequent to the end of Q2 2020, to protect the health and safety of our employees and contractors, and support the Province of Jujuy efforts to limit transmission of COVID-19, we temporarily suspended construction activities after workers tested positive for COVID-19. All workers remain in good condition and substantially all workers who tested positive have since recovered and have been released from isolation.

•

The Company is coordinating closely with the Province of Jujuy, local communities, unions and its workforce on the safe restart of operations and the implementation of additional COVID-19 health and safety protocols.

•	Remobilization is expected to begin in the coming weeks and will be gradual in order to allow time to adopt as well as progressively assess and refine the pandemic related operating protocols.
•	The Company is continuing to review the impacts of the temporary suspension of the project on the timeline and budget and will provide an update once the assessments have been completed.

Thacker Pass:

•	Permitting continues as planned with the draft Environmental Impact Statement (EIS”) released by the Bureau of Land Management (“BLM”) for public comment on July 29, 2020.
•	The process testing facility in Reno, Nevada has resumed full operations with appropriate COVID-19 protocols in place.
•	Over 15,000 kg of high-quality lithium sulphate has been produced at the process testing facility.
•	Third-party vendors continue to engineer and design the lithium carbonate and lithium hydroxide evaporator and crystallizer as well as provide performance guarantees and product samples.
•	The Company’s technical team and consultants continue to advance work on the definitive feasibility study with results expected in Q4 2020.
•	The Company continues to explore financing options for Thacker Pass’ construction, including the possibility of a joint venture partner.

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2020

Corporate

•

At June 30, 2020, the Company had $50 million in cash and cash equivalents, including $12 million representing the Company’s 50% share of Caucharí-Olaroz cash and cash equivalents, a $20 million drawdown on one of the credit facilities during the six months ended June 30, 2020 to fund Caucharí-Olaroz and $17 million held by Lithium Americas and its subsidiaries.

•

At June 30, 2020, the Company had $187 million in undrawn credit. The Company has drawn $96 million of the $205 million senior credit facility and $22 million from its $100 million unsecured, limited recourse, subordinated loan facility.

•

On June 9, 2020, Ganfeng received regulatory approval from the National Development and Reform Commission of the People’s Republic of China in respect to the 2020 Cauchari Transaction. The transaction remains on track to close by the end of Q3 2020 subject to closing conditions as described in more detail above under “Our Business”.

MANAGEMENT’S RESPONSE TO THE COVID-19 PANDEMIC

In March 2020, the World Health Organization declared a global pandemic related to COVID-19. Many countries, including Canada, the United States and Argentina, where the Company operates, announced mandatory emergency measures and restrictions on businesses and individuals to mitigate the spread of the virus. The outbreak and the related mitigation measures had, and will continue to have, an adverse impact on global economic conditions as well as on the Company’s activities. The extent to which the COVID-19 outbreak and the related mitigation measures may impact the Company’s business activities will depend on future developments, such as the ultimate geographic spread of the disease, the duration of the outbreak, travel restrictions, business disruptions, and the effectiveness of actions taken in Canada, the United States, Argentina and other countries to contain the disease, treat it and develop a vaccine.  COVID-19 resulted in a widespread health crisis that is adversely affecting the economies and financial markets of many countries, resulting in an economic downturn that could further affect the Company’s operations.

The Company responded rapidly and proactively to COVID-19 and has implemented several initiatives to help protect the health and safety of the Company’s employees, their families and the communities in which the Company operates.

Each of the Company’s sites have established COVID-19 management plans and developed project-specific plans that enable them to meet and respond to changing conditions associated with COVID-19, including:

o	implementing comprehensive preventative measures at all sites;
o	revisiting planned activities at the Company’s projects;
o	enabling most of the Company’s office employees to work from home;
o	eliminating all non-essential business travel; and
o	appointing a team with overall responsibility for COVID-19 response planning, which includes senior management of the Company.

The Company is continuing to follow the advice of public health authorities and adhering to government regulations with respect to COVID-19 in the jurisdictions in which it operates.

As at, and for the six months ended June 30, 2020, COVID-19 measures, restrictions and economic effects did not have a significant impact on the Company’s capital, financial resources, liquidity position or financial results.

The extent and duration of impacts that the pandemic may have on the demand and prices for lithium products, on the Company’s suppliers, employees and contractors, and on global financial markets generally is currently unknown, but could be both material and protracted. The overall effect on the Company’s business will depend on how quickly the Company’s projects can safely return to normal functioning, and on the duration of impacts on suppliers, employees and in the longer term on markets for the Company’s products, all of which are also unknown at this time. The resumption of normal operating activities is highly dependent on the progression of the pandemic and the success of measures taken to prevent transmission, all of which will influence when health and government authorities remove various restrictions on business activities.

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2020

The Company’s COVID-19 response at each project are outlined in the “Highlights” and the project update sections of this MD&A.

OUTLOOK

The Company continues to focus on advancing Cauchari-Olaroz and Thacker Pass to production to meet the growing global demand for lithium.

In Argentina, the Company’s primary focus is on safely resuming and continuing the construction and development of Caucharí-Olaroz in accordance with government mandated protocols. Pond earthworks, covering a total of approximately 12 square kilometers (“km2”), are completed. Liner installation work is approximately 68% complete to date. Processing plant construction had been progressing on a limited basis due to COVID-19 safety and health protocols, and the Company’s compliance with regulations and provincial restrictions in Jujuy Province including limitations on the interprovincial movement of people.

Additionally, the Company continues to advance engineering work and mine plan design for Thacker Pass in Nevada, USA. The Company is advancing the permitting process. The NOI was published by the BLM on January 21, 2020. Major permits are expected to be received by the end of Q1 2021.

Following the release of the Preliminary Feasibility Study in August 2018, through development of a process testing facility in Reno, Nevada, the Company is also considering the production of lithium hydroxide and lithium carbonate directly from lithium sulphate to provide added flexibility to respond to future market demand. Testing and optimization are well underway, the results of which will form the basis for a definitive feasibility study (“DFS”) on the Thacker Pass project, expected to be released in Q4 2020.

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2020

REVIEW OF THE COMPANY’S PROJECTS

Cauchari-Olaroz Project, Jujuy Province, Argentina

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2020

Project Details

Caucharí-Olaroz is located in Jujuy Province in the northwest of Argentina. The project is situated in the Salar de Olaroz and Salar de Caucharí, adjacent to Orocobre Ltd.’s Olaroz facility, which has been in production since 2015. The project is well-serviced by nearby infrastructure including major paved highways, which connect to the port of Antofagasta in Chile, a high-voltage transmission line, an adjacent 300MW solar project and a gas pipeline.

The 40,000 tonnes per annum (“tpa”) feasibility study (as detailed below) includes a conventional, commercially-proven brine processing technology developed in partnership with Ganfeng to produce battery-quality lithium carbonate (“Li2CO3“) that can be used to meet the specifications of battery material producers in manufacturing cathode and electrolyte for lithium-ion batteries. The feasibility study follows the 2017 feasibility study on a 25,000 tpa Li2CO3 project (“25,000 tpa DFS”).

COVID-19

On March 19, 2020, the government of Argentina enacted the Urgency Decree (DNU) #297/20 ordering, among other provisions, a national mandatory quarantine effective from March 20, 2020 until March 31, 2020 (the “Quarantine”). Accordingly, development work at Caucharí-Olaroz was suspended immediately and the Project was placed on care and maintenance at the start of the Quarantine. Subsequently, the Quarantine period was extended until August 16, 2020, and may be subject to further extension by the Argentine government in an effort to contain the further spread of the virus. As of the date of this MD&A, mining and construction activities are permissible in the Province of Jujuy, subject to meeting certain health protocols and other requirements. However, provincial authorities have also imposed several restrictions, particularly on the inter-provincial movement of people, including to and from the Province of Jujuy and a spike in cases have resulted in additional provincial restrictions. These restrictions continue to impact Minera Exar’s ability to resume full construction activities, as they limit the ability of certain service providers and the workforce of Minera Exar to travel to and from the site, carry out some construction-related activities and exercise oversight of construction activities.

In April 2020, prior to resuming construction activities after the mandatory Quarantine, Minera Exar implemented COVID-19 health and safety protocols, which were approved by Jujuy Province. These approved health and safety procedures were implemented at site and at the Jujuy office. Following this, limited construction activities resumed in mid-April 2020.

By the end of Q2 2020, the number of positive COVID-19 cases in the Province of Jujuy had increased. On July 3, 2020, the asymptomatic COVID-19 positive cases were detected among Minera Exar workers. This triggered the response by Minera Exar, under existing health and safety protocols, resulting in testing of its workforce in coordination with provincial health authorities. A substantial number of tests were performed in order to identify and isolate COVID-19 cases. The construction camp was closed and measures were taken to isolate positive cases and prevent the spread of the virus. The majority of workers who tested positive were asymptomatic. Workers who tested positive were demobilized from the site and placed in isolation, with monitoring by doctors appointed by health insurance providers and Minera Exar’s medical advisory team. All workers remain in good condition and substantially all workers who tested positive have since recovered and have been released from isolation.

In response to identified positive cases, the Company immediately suspended construction activities, retaining only a minimal level of staffing for care and maintenance purposes.

In July, 2020 the Company became aware that the Province of Jujuy commenced proceedings related to Minera Exar’s implementation of provincial COVID-19 health and safety protocols. As at the date of this MD&A, Minera Exar has not received any formal notification of these preceedings. The Company is proactively addressing these matters with the Province of Jujuy and assisting local communities with testing and monitoring the impact of the COVID-19 situation closely.

Minera Exar has been actively supporting the Province of Jujuy’s efforts to address COVID-19, including donations to buy medical and testing supplies for the Province, and providing local communities neighbouring the project with facilities for medical staff and supplies. Minera Exar is in close communication with the Jujuy provincial authorities, and engaging with them to identify additional support that could be provided to assist them and the local communities with the efforts to combat the spread of the virus.

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2020

Project Development Status

Evaporation Ponds & Production Wells

Earthworks for the 12 km2 of planned solar evaporation ponds is 100% complete, and liner installation is approximately 68% complete. Currently, there are 28 production wells drilled and 8 in progress. As of the date of this MD&A, approximately 8.3 million cubic meters (“m3”) of brine have been pumped into the ponds for initial evaporation and process testing. The wells are producing lithium concentrations that are in line with expectations.

Infrastructure

Construction of the access roads and platforms for the wells is 100% complete. Gas pipeline engineering is complete, the pipes are at site and construction was underway until activities at site were suspended in July due to COVID-19. The engineering, purchase and construction for the main 33 kV power line and 13.2 kV distribution line has been awarded to provide power to the ponds and plant, and the contractor was mobilized. Water pipeline engineering is complete.

Lithium Carbonate Plant

The majority of the critical, long-lead-time equipment is currently under fabrication, including the crystallizer, SX plant, lime plant, reactors, centrifuges, micronizer, tanks, filters, dryer, and boilers.  Lime plant equipment has been received at site and construction is well advanced. The boron removal SX plant foundations are 90% completed. The civil works contractors for the rest of the lithium carbonate plant have been selected, and the dilution plant and substation concrete works completed. Crystallizer concrete works have started. The first SX plant settlers, tanks and part of the KCI crystallizer plant equipment are at site, and will be followed by the remaining carbonate plant equipment in Q3 and Q4 2020. Erection of the warehouse buildings is 100% complete. Electromechanical contractors have been selected and works awarded.

Capital Expenditures

Pre-production capital cost estimates for Caucharí-Olaroz, including a contingency, remain unchanged at $565 million of which approximately $304 million has been spent as of June 30, 2020.  Approximately $427 million of the total has been committed or spent as of June 30, 2020 and projected capital cost remains within the budget. To date, most of the major contracts have been awarded or are well advanced in the process to be awarded.

Permitting

An update to the “Environmental Impacts Report for Exploitation” for Caucharí-Olaroz was approved by Jujuy Province in 2017, providing all necessary permits to support the 25,000 tpa DFS. In accordance with provincial requirements, an update was submitted in August 2019, which is currently being evaluated by Jujuy Province to expand the initial production capacity to 40,000 tpa Li2CO3. This update includes supplementary environmental studies and information collected during the previous two years as well as changes to the project description to reflect the current development plan and increased production capacity. An audience with the authorities and communities took place late October 2019, and approval is expected in the fourth quarter of 2020.

Health and Safety

The Total Recordable Incident Frequency rate (“TRIFR”) for Cauchari-Olaroz for the last twelve months as at June 30, 2020 was 3.93 per 200,000 hours worked (as at December 31, 2019 – 3.59 per 200,000 hours worked). Starting from the quarter ended March 31, 2020, the calculation of the TRIFR was changed to align with industry standards that include only personal recordable incidents while previously Minera Exar included all incidents in the calculation. For COVID-19 impact on health and safety refer to the “COVID-19” section above.

Workforce

Minera Exar’s office in Jujuy is coordinating recruitment and other human resource initiatives in the regional community. Considering the Company’s commitment to the local communities, numerous local service providers have been engaged to provide services to Minera Exar and a training program is in place, providing operations

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2020

training to people in the local communities. A proactive approach was taken to develop a training program for positions to be filled during construction and operations, which includes development of manuals and conducting practical activities at site. Ensuring diversity is an important consideration for the Company and Minera Exar, with local communities currently representing 23% and women representing 16% of Minera Exar’s workforce.

Environmental Responsibility & Social Benefits

Environmental Responsibility

Minera Exar is focused on developing Caucharí-Olaroz to be among the most environmentally responsible lithium projects globally. The process’ principal source of energy is designed to be solar evaporation resulting in a low overall carbon footprint. Furthermore, process water requirements are low relative to other lithium carbonate production processes, and process water will be sourced from aquifers that do not naturally meet drinking water standards. Minera Exar’s objective is to continue to explore ways to further reduce the project’s environmental footprint and produce the most environmentally responsible lithium possible.

Economic & Social Benefits

The DFS highlights substantial employment and economic benefits to Minera Exar’s employees, the local communities, and the provincial and federal governments. The project is providing many jobs during construction and development and is expected to provide new long-term opportunities for the community as the project continues to grow.

Economic benefits of the expanded Caucharí-Olaroz project include (based on 40,000 tpa DFS and $12,000/t Li2CO3 long-term):

•	Increase in federal and provincial taxes – estimated total of $4.2 billion for life of mine (“LOM”) (or $114 million per year).
•	Increase in royalty and mining duty payments.
•	Increase in employment taxes.
•	Extension of the current employment opportunities with over 1000 Minera Exar employees and contractors.
•	Extension of relationships with the local communities with at least a 40 year project life.

JEMSE Arrangement

During 2012, Minera Exar granted a conditional right to JEMSE, a mining investment company owned by the government of Jujuy Province in Argentina, to acquire an 8.5% equity interest in Minera Exar for one US dollar and provide management services as required to develop the project.

If the conditions are met and JEMSE exercises its right, JEMSE will be required to provide its pro rata (8.5%) share of the financing requirements for the construction of the Cauchari-Olaroz project. In accordance with the option agreement, it is contemplated that funds will be loaned to JEMSE by the shareholders of Minera Exar and will be repayable out of one‑third of the dividends to be received by JEMSE over future years from the project. The annual distribution of dividends from Minera Exar to all shareholders including JEMSE, will only be considered once all of Minera Exar’s annual commitments related to the project’s debt have been met.

Project Financing and Liquidity

In 2017, the Company closed two financing arrangements, one with Ganfeng and one with BCP Innovation Pte Ltd. (“Bangchak”). Between the two financings, Lithium Americas raised $205 million in debt and $80 million in equity.

In connection with the 2018 transaction with Ganfeng, which closed on October 31, 2018 (“2018 Transaction”), Ganfeng provided Lithium Americas with a new $100 million unsecured, limited recourse, subordinated loan facility.

As of June 30, 2020, $261 million of the $565 million total construction capital costs have not yet been expended and the shareholders of Minera Exar have approved the funding schedule for the balance of 2020. A further approximate $70 million in expected taxes and refundable VAT is required prior to production. Minera Exar expects

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2020

to fund the remaining costs to production with capital contributions and loans from Lithium Americas and Ganfeng, including the $16 million in proceeds which Minera Exar will receive upon closing of the 2020 Cauchari Transaction, and cash on Minera Exar’s balance sheet, which includes the remaining proceeds from the $160 million Project Investment by Ganfeng. Lithium Americas’ share of all additional funding required, up to the start of production, including working capital, is expected to be fully-funded from its $184.6 million in available credit and loan facilities at the date of this MD&A.

See further details on the project financings in the section entitled “Liquidity and Capital Resources” below and under “Our Business”, and “Highlights” above.

Political and Economic Changes in Argentina

Although one of the world's wealthiest countries 100 years ago, Argentina suffered during most of the 20th century from recurring economic crises, persistent fiscal and current account deficits, high inflation, mounting external debt, and capital flight. According to The Economist Intelligence Unit (July, 2020), the government is grappling with a hugely difficult situation as it tries, concurrently, to negotiate a deep debt restructuring and combat the coronavirus outbreak with a combination of fiscal stimulus (to the extent that it has the capacity) and strict containment measures.

The election of President Alberto Fernandez in December 2019 brought with it the formation of an alliance between different factions of the Peronist party, including the Kirchner leftist/populist faction, which had been divided since 2015. The new government also took steps to regulate and protect the economy, increase certain taxes (e.g. export taxes) and suspend previously announced tax reductions. The Fernandez administration has recently announced a succesfull re-negotiation of its external debt with majority of lenders, and is now in process of debt renegotiations with International Monetary Fund (IMF).

Further, the Argentine government has maintained and extended a series of capital controls and foreign exchange regulations. To date, these controls and regulations include, but are not limited to: a requirement that proceeds of exports be repatriated at the applicable exchange rate; restrictions on payments of dividends and intercompany debt without approval from the Argentinean Central Bank; and, restrictions on debt from foreign lenders unless such debt is brought into Argentina at the applicable exchange rate. There is also a possibility that the Argentine government could expand its existing controls or introduce new regulations. Historically, such capital controls and foreign exchange regulations have had broad effects, including limitations on imports, and at times, nationalizations of privately held businesses (although rarely for mining projects). To date, President Fernandez has been an active supporter of mining activities. In his March 1, 2020 State of the Country report, he announced that the government will adopt a bill that will include certain yet unspecified benefits to the mining industry and the Federal Secretary of Mining has lauched an interdisciplinary group to analyze mining incentive policies.

On March 20, 2020, Argentina enacted a strict COVID-19 quarantine policy, which has had a significant impact on Argentina’s already weak economic environment and the general situation in the country.

The Company’s development of the Cauchari-Olaroz project exposes it to certain risks associated with doing business in Argentina, including capital controls, foreign exchange regulations, and other changes in governmental policy. Although the Company undertakes measures to mitigate such risks, there can be no assurances that the Company will be successful in mitigating such risks, or that the realization of any of such risks will not have a material and adverse effect on the Company. For a fuller description of the risks the Company is exposed to, please see the Risks section in this MD&A and in the Company’s 2020 AIF filed on SEDAR.

40,000 TPA Feasibility Study

On September 30, 2019, the Company announced an update to the Measured and Indicated mineral resource at its Cauchari-Olaroz project to 19.9 million tonnes of LCE at 592 mg/L and the Proven and Probable mineral reserve to 3.6 million tonnes of LCE at 607 mg/L Li.

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2020

In November 2019, the Company filed a 40,000 tpa National Instrument 43-101 (“NI 43-101”) Technical Report titled, “Updated Feasibility Study and Mineral Reserve Estimation to Support 40,000 tpa Lithium Carbonate Production at the Cauchari-Olaroz Salars, Jujuy Province, Argentina” (the “Technical Report”), with an effective date of August 19, 2019 (the “40,000 tpa DFS”) on the Caucharí-Olaroz project. The 40,000 tpa DFS contemplates average LOM operating costs of $3,576/t of Li2CO3 and a mine life of 40 years. Initial capital costs, including a $39 million contingency, are estimated at $565 million. Average annual EBITDA of $307 million and after-tax NPV of $1.3 billion (at a 10% discount rate), excluding $105 million already spent are projected, assuming a price of $12,000/t for battery-grade Li2CO3. The 40,000 tpa DFS is available on the SEDAR website, www.sedar.com.

Planned Activities on the Project

The Company and Minera Exar continue to monitor the evolving COVID-19 situation in Argentina and elsewhere, and are assessing its potential impacts on the health and safety of the Minera Exar workforce as well as the impacts of the temporary suspension of construction activities at the project. The Company will provide an update once the assessments have been completed. At present, we anticipate a potential change to the previously disclosed date for completion of construction at Caucharí-Olaroz, however as a result of the ongoing COVID-19 pandemic, a new completion date remains uncertain as of the date of this MD&A.

Thacker Pass Project, Nevada, USA

The Company is advancing the 100%-owned Thacker Pass Project, a sedimentary-based lithium property located in the McDermitt Caldera in Humboldt County, Nevada, through its wholly owned subsidiary, Lithium Nevada Corp.

COVID-19

The Company has abided by all state-wide COVID-19 restrictions and protocols.  Permitting and engineering staff have been working from both Company offices and home using online platforms to facilitate compliance with social distancing practices.

Lithium Americas has been donating $1,000 per month to local food banks in northern Nevada to provide assistance to members of the community that have been economically impacted by the shutdowns, and plans to continue this support until the pandemic has ceased.

Project Details

The Thacker Pass project is located in Humboldt County in northern Nevada, USA and is on track to obtain major construction permits by the end of Q1 2021. The project is situated at the southern end of the McDermitt Caldera, approximately 100 km northwest of Winnemucca, 33 km northwest of Orovada, and 33 km south of the Oregon border. The Thacker Pass project is accessible via a paved highway with good regional infrastructure including power and rail. Northern Nevada is recognized as a politically stable jurisdiction and one of the most concentrated areas in the world for skilled mining labor and services.

The Thacker Pass Project has been designed to avoid environmentally-sensitive and rugged terrain, which is expected to reduce permitting timelines, construction risk and costs. The proposed plant and tailings facilities are to be located in the low-lying area of Thacker Pass and immediately adjacent to the pit, which houses the Thacker Pass deposit, the largest known lithium deposit in the USA and highest-grade known sedimentary lithium deposit in the world.  The flat and expansive terrain allows for a compact footprint and future potential expansions.

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2020

Regulatory & Permitting

Federal National Environmental Policy Act

On January 21, 2020 the BLM published the NOI in the federal register to prepare an EIS for the Thacker Pass Project. The NOI formally commences the National Environmental Policy Act (“NEPA”) EIS preparation and public engagement process by the BLM.

The NEPA process is designed to help public officials complete permitting decisions that are protective of the environment and includes a public engagement process.  The 12-month NEPA period is scheduled to include the BLM’s Record of Decision (“ROD”), representing the BLM’s final decision on Lithium Nevada’s application for an approved Plan of Operations.  In October 2019, the BLM engaged ICF Jones & Stokes, Inc. (“ICF”), an experienced NEPA consultant, to prepare the EIS. The BLM, Lithium Nevada and ICF have entered into Memorandums of Understanding that define the timeline and support the overall management of the EIS-development process.

The publication of the NOI on January 21, 2020 in the federal register follows the final Plan of Operations which was submitted by Lithium Nevada and accepted by the BLM in September 2019. The Plan of Operations includes production of battery-grade lithium hydroxide and lithium carbonate, lithium metal (up to 60,000 tpa of lithium carbonate equivalent (“LCE”)), and battery manufacturing. The Company is targeting an initial phase (“Phase 1”) production capacity of approximately 20,000 tpa of battery-quality lithium hydroxide, in addition to approximately 2,000 tpa of battery-quality lithium carbonate.

On July 29, 2020, the Draft Environmental Impact Statement (“Draft EIS”) for the Thacker Pass Project was published by the BLM in the federal register. Under NEPA, publication of the Draft EIS commenced a 45-day public comment period. The BLM will consider comments submitted by the public and regulatory agencies, update the Draft EIS as appropriate, and issue a Final Environmental Impact Statement (“Final EIS”).  Upon publication of the Final EIS, a 30-day availability period is expected to follow before the BLM issues the ROD on the proposed Project and exploration plan. The ROD which is expected in Q1, 2021, will state the BLM’s decision, describe alternatives that were considered, identify the preferred alternative and rationale for selection, and set forth any stipulations and environmental protection measures required by the agency. A positive final decision, along with BLM’s Plan of Operations Permit approval, if granted, would represent BLM’s authorization for construction and operations to proceed upon posting financial assurance for reclamation.  Consistent with the NEPA time schedule, Lithium Nevada is also applying for various Federal, State and local permits to secure other necessary approvals for construction, operations, and reclamation.

The anticipated timing of remaining key permitting milestones to begin construction in early 2021 are highlighted in Figure 1.

Figure 1 – Thacker Pass - Anticipated Permitting Process

The Company’s engagement with government, the Fort McDermitt Tribe and local stakeholders is planned to continue for the remainder of the year in anticipation of the ROD being issued in Q1 2021.

11

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2020

Environmental & Social Responsibility

Carbon Accounting

The proposed Thacker Pass mining and metallurgical process is being designed to achieve the goal of carbon-neutral scope 1 emissions status as defined by the Greenhouse Gas Protocol (“Scope 1”). The low carbon footprint is expected due to 1) the unique nature of the mined material, which requires low energy to extract, beneficiate and process, and 2) heat from the exothermic process which is designed to be captured to generate carbon-free electricity and steam. The waste heat generation facility is expected to provide enough electricity to operate the plant and mine with the potential for excess electricity to be sold to the grid. Carbon-free steam is expected to be used in the plant (no natural gas or other fuel is required to make steam). Furthermore, solar power generation and electric trucks are also being evaluated to further reduce carbon emissions beyond Scope 1.

Through innovative design, Thacker Pass is being developed as a potential model of sustainability in the extraction and processing of critical minerals required for a low-carbon economy. Many years of environmental monitoring data was collected and used to locate project infrastructure in areas of lowest environmental impact. The sound and air emissions control systems have been engineered to use the best available technology, resulting in a design which exceeds regulatory requirements. Within the proposed processing facility, water recycling is expected to be employed throughout the facility to minimize water consumption (Phase 1 requires approximately the same amount of water as 2-3 alfalfa irrigation pivots).

Lithium Americas made the decision in 2018 to move the project south of the Montana Mountains to avoid causing any disturbance to sensitive ecological areas located within the mountains. The Company has collected baseline environmental data over a seven-year period and has provided the BLM with a complete set of baseline reports required for the NEPA process. The data and related modeling indicate that there should not be any adverse impact to local streams or related wildlife habitat, either directly or indirectly, and this data has been used to draft the EIS.

Community Engagement

Lithium Americas engaged with local stakeholders in a transparent consultation process, throughout the project definition and design process. Several open houses have been held since 2017, most recently in January and February 2020.  A Project Engagement Agreement with the local Fort McDermitt Tribe continues to be in place to ensure that tribal members are fully engaged and informed about the project, including employment and training opportunities that will be available prior to proposed construction and operations.

Great Basin Sagebrush Restoration Fund

The Great Basin Sagebrush Restoration Fund founded by Lithium Americas and the University of Nevada, Reno Foundation is now the largest research fund of its kind in the US. Progress continues in 2020 on developing innovative sagebrush restoration technologies including coated seeds, genetics and restoration modeling.

Winnemucca Office

In anticipation of construction commencing after receiving final permits and financing, a project office in Winnemucca was established in December 2019. The office is staffed full-time by Lithium Nevada’s Community Relations Manager to respond to public questions about the project, including employment and contracting opportunities.

Employment

During the proposed two-year construction and commissioning period, it is anticipated that approximately 1,000 jobs will be created. Approximately 300 high-paying jobs are anticipated during Phase 1 operations. Northern Nevada has limited career opportunities, which emphasizes the potential for the Project to provide a positive impact on the local economy.

Scalability

The lithium deposit hosted in the McDermitt Caldera has been drilled extensively by Lithium Americas and previous owners of the claims.

12

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2020

However, the full extent of the deposit has not been defined. To this end, Lithium Americas has also submitted a Plan of Operations for additional exploration work it anticipates carrying out in parallel to the Mine Plan of Operations. Approval of the exploration plan would allow Lithium Americas to explore other areas within Thacker Pass that have potential for lithium enriched sediments, including areas south of Highway 293 and areas east of the proposed pit (Figure 2).

Figure 2 – Thacker Pass Plan of Operations for Mining and Processing (blue) and Exploration (red).

Process Research Facility

Lithium Americas has successfully produced over 15,000 kg of high-quality lithium sulphate, the precursor for lithium hydroxide and lithium carbonate, at the Company’s process testing facility in Reno, Nevada.  Lithium sulphate has been sent to crystallization vendors to make battery quality lithium hydroxide and lithium carbonate samples and provide the Company with a process flow sheet, cost estimates and performance guarantees.

Additional mineralized material from the Thacker Pass deposit was collected in 2019 from numerous areas of the proposed pit. These samples, totaling approximately 60 tonnes of material, represent the various mined material types predicted to be encountered across the proposed pit area. The samples continue to be processed at the facility to optimize and further increase confidence in the flow sheet.

Feasibility Study

Building on the results of the NI 43-101 technical report on the pre-feasibility study for the Thacker Pass project, dated August 1, 2018, the Company’s technical team and consultants continue to advance work on the Thacker Pass DFS. Completion of the DFS is proceeding in parallel with the permitting process and sets out the design and layout of the Project. With significant progress to date, the Company expects to release final results of the DFS in Q4 2020.

The BLM permitting process is based on proposed production of 60,000 tpa of lithium carbonate equivalent (“LCE”) for the Project. The Company, based on feedback from potential partners and customers, is evaluating a phased development approach for the production of lithium carbonate in addition to battery-quality lithium hydroxide.

13

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2020

Financing Strategy

Lithium Americas continues to evaluate a variety of strategic financing options, including the possibility of a joint venture partner for the development of Phase 1 of Thacker Pass.

Preliminary Feasibility Study (“PFS”)

On April 5, 2018, the Company updated the Measured and Indicated mineral resource at its Thacker Pass project to 6.0 million tonnes of LCE at 2,917 parts per million lithium (“ppm Li”) and the Inferred mineral resource to 2.3 million tonnes of LCE at 2,932 ppm Li.

On June 21, 2018 the Company announced the PFS results and on August 2, 2018, filed the PFS for its Thacker Pass lithium project. The PFS, prepared and approved by WorleyParsons Canada Inc., demonstrates a design capacity of 60,000 tonnes tpa of battery-grade Li2CO3 with initial production capacity of 30,000 tpa (“Phase 1”) and increasing to 60,000 tpa (“Phase 2”), with a LOM of 46 years. The PFS contemplates average LOM operating costs of $2,570/t of Li2CO3, net of credits from sulfuric acid and electricity sales. Initial capital costs, including a 19% contingency, are estimated at $581 million for Phase 1, and $478 million for Phase 2. Average annual EBITDA of $520 million ($246 million – Phase 1), after-tax NPV of $2.6 billion (at an 8% discount rate) and after-tax IRR of 29.3% are projected, assuming a price of $12,000/t for battery-grade Li2CO3.

The PFS for Thacker Pass, with an effective date of August 1, 2018, is available on SEDAR at www.sedar.com.

SELECTED FINANCIAL INFORMATION

The following selected financial information is presented in thousands of US dollars, shares and equity instruments in thousands, unless otherwise stated and except per share amounts.

Quarterly Information

Selected consolidated financial information is presented as follows:

	2020		2019				2018
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	$	$	$	$	$	$	$	$
Total assets	319,640	326,092	293,799	292,134	164,876	139,748	103,939	108,105
Property, plant and equipment	214,473	188,699	158,924	137,202	6,803	6,866	5,423	17,488
Working capital	39,818	70,644	73,645	102,838	31,748	38,019	43,574	28,834
Total liabilities	175,578	175,388	134,178	127,393	89,790	60,260	21,657	14,616
Expenses	(6,494)	(10,312)	(5,341)	(3,265)	(4,936)	(2,146)	(5,152)	(6,157)
Net income/(loss) for the period	(5,992)	(14,016)	(6,176)	68,968	(6,654)	(4,468)	(9,618)	(7,433)
Basic income/(loss) per common share	(0.07)	(0.16)	(0.07)	0.77	(0.07)	(0.05)	(0.11)	(0.08)

Notes:

1.	Quarterly amounts added together may not equal to the total reported for the period due to rounding or reclassifications.
2.	Diluted income per share in Q3 2019 was $0.75, in other periods diluted loss per share equals basic loss per share.

Starting from Q3 2019, upon closing of the Project Investment, the Company accounts for its investment in Cauchari-Olaroz as a joint operation and recognizes its share of the assets, liabilities and results of the Cauchari-Olaroz project. This resulted in significant increases in total assets, property, plant and equipment, working capital and total liabilities.

Changes in the Company’s total assets and working capital are driven mainly by financings, transactions, increases in loans and contributions to the Joint Operation, expenses in the period and the Company’s share of increase of assets and working capital of the Joint Operation. In Q1-Q2 2020 and Q4 2019, property, plant and equipment and

14

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2020

total assets increased as a result of the Company’s share of the increase of the Joint Operation’s capital expenditures, partially offset by expenses in the period and Thacker Pass exploration costs. In Q3 2019, total assets increased primarily as a result of recognizing the Company’s 50% share of Minera Exar’s cash and cash equivalents of $73,730, property, plant and equipment of $130,553 and other assets. In Q2 2019 and Q1 2019, total assets increased primarily as a result of the $28,750 and $37,500, respectively, in loans made to Minera Exar which were funded by drawdowns from the senior credit facility, partially offset by the expenses incurred during those periods.

In Q1-Q2 2020 and Q4 2019, working capital decreased primarily as a result of a decrease in the Joint Operation’s cash and cash equivalents as funds were spent on project construction and expenses in the period, partially offset in Q1 2020 with $20,000 proceeds from a drawdown from the Limited Recourse Loan Facility (as defined below). In Q3 2019, working capital increased primarily as a result of recognizing the Company’s 50% share of Minera Exar’s cash and cash equivalents of $73,730 and other assets and liabilities. In Q4 2018, working capital increased primarily as a result of $25,000 in loans which were repaid by Minera Exar to the Company as part of the 2018 Transaction.

In Q1 2020, total liabilities increased primarily as a result of a $22,200 drawdown on the Limited Recourse Loan Facility and a $12,000 drawdown on the Company’s senior credit facility. In Q3 2019, total liabilities increased primarily as a result of recognizing the Company’s share of the Joint Operation’s borrowings of $27,983.

The increase in the Company’s net loss in Q1 2020 was primarily a result of increase in stock-based compensation in the period. The increase in the Company’s net loss in Q4 2018 was a result of the $11,580 impairment of Organoclay property, plant and equipment, which also decreased PP&E in the same quarter, and $974 in transaction costs, partially offset by a $6,104 gain on increase of interest in the Joint Venture as a result of the 2018 Transaction.

Net income in Q3 2019 is primarily a result of a gain on closing of the Project Investment of $74,492.

Results of Operations – Six Months Ended June 30, 2020 Compared to the Six Months Ended June 30, 2019

The following table summarizes the key items that resulted in an increase in the loss for the six months ended June 30, 2020 versus the six months ended June 30, 2019, as well as certain offsetting items:

Financial results	Six months ended June 30,		Change
	2020	2019
	$	$	$
Exploration expenditures	(9,688)	(3,328)	(6,360)
General and administrative expenses	(3,616)	(4,166)	550
Share of income of Joint Venture	-	3,097	(3,097)
Stock-based compensation	(3,502)	(2,679)	(823)
Transaction costs	(718)	(1,050)	332
Foreign exchange loss	(1,050)	(625)	(425)
Finance costs	-	(1,969)	1,969
Finance and other income	179	596	(417)
Loss from discontinued operations	(699)	(998)	299
Tax expense	(914)	-	(914)
Net Loss	(20,008)	(11,122)	(8,886)

Net loss for the six months ended June 30, 2020, was $20,008, compared to net loss of $11,122 for the six months ended June 30, 2019. The increase in the net loss was mainly attributable to an increase in Thacker Pass exploration expenditures related to DFS, an increase in stock-based compensation due to annual bonuses granted in the period, a higher foreign exchange loss, a share of income of Joint Venture during the six months ended June 30, 2019 (versus nil during the six months ended June 30, 2020), and an increase in tax expense, partially offset by decreased finance costs (which were capitalized  during the six months ended June 30, 2020 and expensed in the comparative 2019 period), decreased general and administrative costs, transaction costs and loss from discontinued operations.

15

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2020

Expenses

Exploration expenditures for the six months ended June 30, 2020, of $9,688 (2019 – $3,328) include expenditures incurred for the Thacker Pass project. The increase in the Company’s exploration expenditures is mostly due to the DFS-related costs incurred during Q1-Q2 2020 as well as the timing and scheduling of permitting and other expenditures on the project.

Stock-based compensation for the six months ended June 30, 2020, of $3,502 (2019 - $2,679) is a non-cash expense and consists of the $2,646 (2019 - $1,804) fair market value of RSUs, the $856 (2019 – $640) fair value of PSUs vested during the period and the $nil (2019 - $235) estimated fair value of stock options. For the six months ended June 30, 2020, the Company granted 91 DSUs to its directors (2019 - 69). Higher stock-based compensation during the six months ended June 30, 2020, was mainly due to the annual bonus grant to the Company’s employees and officers. In 2019 annual bonuses were granted partially in Q2 2019 and in Q3 2019.

Included in General and Administrative expenses during the six months ended June 30, 2020, of $3,616 (2019 - $4,166) are:

-	Office and administrative expenses of $585 (2019 - $632), including insurance, IT, telephone, and other related expenses.
-

Professional fees of $607 (2019 - $499), consisting mainly of legal fees of $197 (2019 – $166), consulting fees of $300 (2019 - $194) and accounting fees of $110 (2019 - $139). The increase is due to consulting fees related to increased corporate activities.

-

Salaries and benefits of $2,070 (2019 - $2,277), including compensation to the Company’s employees and directors’ fees. The decrease in salaries and benefits is mainly due to the timing and the amount of the annual bonuses.

-	Regulatory and filing fees were $94 (2019 - $147). The decrease is due to the timing of corporate activities.

Other Items

During the six months ended June 30, 2020, the Company recognized a foreign exchange loss of $1,050 (2019 – loss of $625). The increase in the loss was due to the strengthening of the US dollar against the Canadian dollar on the Company’s borrowings (partially offset by the impact on cash). Most of the Company’s cash and borrowings are denominated in US currency. Finance and other income during the six months ended June 30, 2020, was $179 (2019 - $596) and includes mainly interest income earned on the Company’s cash and cash equivalents.

Results of Operations – Three Months Ended June 30, 2020 Compared to the Three Months Ended June 30, 2019

The following table summarises the items that resulted in the decrease in net loss for the three months ended June 30, 2020 (Q2 2020) versus the three months ended June 30, 2019 (Q2 2019), as well as certain offsetting items:

Financial results	Three months ended June 30,		Change
	2020	2019
	$	$	$
Exploration expenditures	(4,283)	(2,147)	(2,136)
General and administrative expenses	(1,527)	(2,446)	919
Share of income of Joint Venture	-	1,713	(1,713)
Stock-based compensation	(684)	(2,056)	1,372
Transaction costs	(72)	(293)	221
Foreign exchange gain	1,321	271	1,050
Finance costs	-	(1,329)	1,329
Finance and other income	48	279	(231)
Loss from discontinued operations	(331)	(646)	315
Tax expense	(464)	-	(464)
Net Income/(Loss)	(5,992)	(6,654)	662

16

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2020

Net loss for the three months ended June 30, 2020, was $5,992 compared to $6,654 for the three months ended June 30, 2019. The net loss was lower in Q2, 2020 versus Q2, 2019 mainly due to lower stock-based compensation, general and administrative expenditures, loss from discontinued operations, decreased finance costs (which were capitalized during the six months ended June 30, 2020 and expensed in the comparative 2019 period) and higher foreign exchange gain, partially offset by a share of gain in Q2 2019 in Joint Venture (versus nil during in Q2 2020) and higher exploration expenditures.

Expenses

Exploration expenditures in Q2 2020 of $4,283 (Q2 2019 – $2,147) include expenditures incurred for the Thacker Pass project. The increase in the Company’s exploration expenditures is mostly due to the DFS-related costs incurred during Q2 2020 as well as the timing and scheduling of permitting and other expenditures on the project.

Stock-based compensation in Q2 2020 of $684 (Q2 2019 - $2,056) is a non-cash expense and consists of the $Nil (Q2 2019 - $27) estimated fair value of stock options, the $262 (Q2 2019 - $1,706) fair market value of RSUs, and the $422 (Q2 2019 – $323) fair value of PSUs vested during the period. In Q2 2020 the Company granted 31 DSUs to its directors. Lower stock-based compensation during Q2 2020 was mainly due to the timing of the new stock-based compensation awards to the Company’s employees and officers.

Included in General and Administrative expenses in Q2 2020 of $1,527 (Q2 2019 - $2,446) are:

-	Office and administrative expenses of $293 (Q2 2019 - $331), including insurance, IT, telephone, and other related expenses.
-

Professional fees of $272 (Q2 2019 - $261), consisting of legal fees of $28 (Q2 2019 – $96), consulting fees of $169 (Q2 2019 - $102) and accounting fees of $75 (Q2 2019 - $63). The increase is due to the timing of expenses.

-

Salaries and benefits of $755 (Q2 2019 - $1,424), including compensation to the Company’s employees and directors’ fees. The decrease in salaries and benefits is mainly due to the timing and the amount of bonus payments in the periods.

-	Regulatory and filing fees were $73 (Q2 2019 - $35). The increase is due to the timing of corporate activities.

Other Items

During Q2, 2020, the Company recognized a foreign exchange gain of $1,321 (Q2 2019 – gain of $271). The increase in the gain was due to the weakening of the US dollar against the Canadian dollar on the Company’s borrowings (partially offset by the impact on cash). Most of the Company’s cash and borrowings are denominated in US currency. Finance and other income during the Q2 2020 was $48 (Q2 2019 - $279) and includes mainly interest income earned on the Company’s cash and cash equivalents.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow Highlights	Six months ended June 30,
	2020 $	2019 $
Cash used in operating activities	(16,569)	(9,336)
Cash used in investing activities	(51,927)	(67,732)
Cash provided by financing activities	35,016	66,870
Effect of foreign exchange on cash	(415)	70
Change in cash and cash equivalents	(33,895)	(10,128)
Cash and cash equivalents - beginning of the period	83,614	41,604
Cash and cash equivalents - end of the period	49,719	31,476

17

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2020

As at June 30, 2020, the Company had cash and cash equivalents of $49,719 (including $12,268 representing the Company’s 50% share of the Joint Operation’s cash and cash equivalents and a $20,000 drawdown on one of the credit facilities during Q1 2020 to fund the Joint Operation) and working capital of $39,818 compared to cash and cash equivalents of $31,476 and working capital of $31,748 as at June 30, 2019.

On August 16, 2019, the Company closed the Project Investment, which resulted in Ganfeng and the Company each holding a 50% interest in Minera Exar. See discussion elsewhere herein.

In January 2020, the Company drew down $12,000 of the $205,000 senior credit facility to fund the Company’s share of Cauchari-Olaroz project construction expenses with $109,250 remaining undrawn. In February 2020, the Company drew down $22,200 and in August 2020, the Company drew $2,476 from its $100,000 unsecured, limited recourse, subordinated loan facility to fund the Cauchari-Olaroz project, with $75,324 remaining undrawn under that credit facility and available for the Company’s general corporate purposes.

As part of the 2020 Cauchari Transaction, Ganfeng has agreed to subscribe, through a wholly-owned subsidiary, for newly issued shares of Minera Exar, for cash consideration of $16,000, increasing its interest in the Cauchari-Olaroz project from 50% to 51%, with Lithium Americas holding the remaining 49% interest (each subject to the rights of JEMSE (a company owned by the Government of Jujuy Province) to acquire an 8.5% interest in Minera Exar). In addition, Ganfeng has agreed to provide $40,000 to Exar Capital B.V. in non-interest-bearing loans, repayable in 2029 (subject to an additional one-year extension). Proceeds of the loans will be used to repay intercompany loans owing to Lithium Americas.

The parties have also agreed to an interim funding structure that has been implemented pending receipt of regulatory approvals for the 2020 Cauchari Transaction, in order to maintain continuity of project funding, by which Lithium Americas draws down funds under its loan facilities (the senior credit facility with Ganfeng and Bangchak and the unsecured, limited recourse subordinated loan facility with Ganfeng) and “onloans” those funds to Minera Exar, with Ganfeng providing contributions to achieve its correct proportionate share of funding upon securing regulatory approval. The Company drew down $22,200 during the six months ended June 30, 2020 and $2,476 subsequently from its $100,000 unsecured, limited recourse subordinated loan facility pursuant to this interim funding structure.

Lithium Americas’ share of Minera Exar’s construction costs is expected to be fully-funded with the $184,574 available credit and loan facilities as at the date of this MD&A. Minera Exar expects to fund the remaining costs to production with capital contributions and loans from Lithium Americas and Ganfeng, including Minera Exar’s remaining proceeds from the $160,000 Project Investment and the $16,000 in proceeds which Minera Exar will receive upon closing of the 2020 Cauchari Transaction. Thacker Pass project permitting and DFS costs are expected to be funded by the Company from available cash on hand. The Company is exploring financing options, including the possibility of a joint venture partner at Thacker Pass. Proceeds from closing the 2020 Cauchari Transaction are expected to provide the Company with sufficient financial resources to fund Thacker Pass and general and administrative expenditures until financing for the construction of the Thacker Pass project is obtained or for at least the next eighteen to twenty-four months.

The timing and the amount of Lithium Nevada expenditures are within the control of the Company due to its direct and sole ownership.  Pursuant to the agreements governing the Joint Operation on the Cauchari-Olaroz project, decisions regarding capital and operating budgets for that project require agreement between the Company and its Joint Operation partner, Ganfeng.

During Q2 2019, Lithium Nevada entered into a long-term mine design, consulting and mining operations agreement with a mining contractor on its Thacker Pass project. The mining contractor will provide Lithium Nevada i) $3,500 in seven consecutive equal quarterly instalments (of which $2,000 has already been received) and ii) engineering services related primarily to mine design and permitting. During construction, the mining contractor has agreed to provide initial funding for up to $50,000 to procure all mobile mining equipment required for Phase 1 operations. See discussion in Note 10 to the Company’s Q2 2020 unaudited condensed consolidated interim financial statements filed on SEDAR.

18

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2020

The Company’s projects are in the development or exploration stage and as a result, it does not generate revenues from operations. The Company’s capital resources are determined by the status of the Company’s projects, and its ability to compete for investor support of its projects. The Company’s access to future financing is always uncertain. There can be no assurance that the Company will be successful in having continued access to significant equity and/or debt funding. Except as disclosed, the Company does not know of any trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity and capital resources either materially increasing or decreasing at present or in the foreseeable future. The Company does not engage in currency hedging to offset any risk of currency fluctuations.

Operating Activities

Cash used in operating activities during the six months ended June 30, 2020, was $16,569 compared to $9,336 during the six months ended June 30, 2019. The significant components of operating activities are discussed in the Results of Operations section.

Investing Activities

Investing activities used net cash of $51,927 during the six months ended June 30, 2020, compared to $67,732 of net cash used in investing activities during the six months ended June 30, 2019. During the six months ended June 30, 2020, payments for property, plant and equipment of $51,927 (2019 - $651) included the Company’s 50% share of the capital expenditures on the Cauchari-Olaroz project. During the comparative period ended June 30, 2019 (when the Company was equity accounting for its investment in the Minera Exar joint venture), the Company advanced $67,081 to Minera Exar as contributions and loans. The advances and loans were used by Minera Exar for mining exploration, construction and development purposes.

Financing Activities

Credit Facility

During the six months ended June 30, 2020, the Company received $12,000 (2019 - $66,250) from its drawdowns of the $205,000 senior credit facility (the “Credit Facility”). Total drawn under the Credit Facility as at June 30, 2020, was $95,750. The Credit Facility has a term of six years from August 8, 2018, with an interest rate of 8.0% for the first three years that increases to 8.5% in year four, 9.0% in year five and 9.5% in year six. The repayment of the Credit Facility must start on August 8, 2022, being the fourth anniversary of the first drawdown date, from 75% of Minera Exar’s Free Cash Flow (as defined in the credit facility agreement). As security for the Credit Facility, the Company granted to the lenders a first priority security interest in all assets except those that represent its ownership interest in the Cauchari-Olaroz Project.

Limited Recourse Loan Facility

In October 2018, in connection with the 2018 Transaction, Ganfeng provided Lithium Americas with a new $100,000 unsecured, limited recourse, subordinated loan facility (the “Limited Recourse Loan Facility”), repayable from 50% of Minera Exar’s cash flows and bearing an interest rate of 6-month LIBOR plus 5.5% (subject to an aggregate maximum per annum rate of 10%). The Company has made $22,200 in drawdowns on this loan facility during the six months ended June 30, 2020. Subsequent to the end of the second quarter of 2020, the Company received an additional $2,476 drawdown from its Limited Recourse Loan Facility to fund the payment of interest under the $205,000 senior credit facility.

Other

During the six months ended June 30, 2020, the Company received $1,000 as part of the agreement with a mining contractor for the Thacker Pass project. See discussion in Note 10 to the Company’s Q2 2020 unaudited condensed consolidated interim financial statements filed on SEDAR.

19

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2020

CURRENT SHARE DATA

As at the date of this MD&A, the Company has 90,657 Common Shares issued and outstanding, 2,621 RSUs, 212 DSUs, 3,350 stock options, and 1,010 PSUs. Each of the classes of convertible securities is convertible to Common Shares on a one-for-one basis, except for PSUs. The number of shares issued upon vesting of PSUs depends on the performance of the Company’s shares compared to a prescribed peer group of companies and can vary from zero to up to two times the number of PSUs granted.

RELATED PARTY TRANSACTIONS

Minera Exar entered into the following transactions with companies controlled by the family of its President, who is also a director of the Company:

-

Los Boros Option Agreement, entered into with Grupo Minero Los Boros on March 28, 2016, for the transfer to Minera Exar of title to certain mining properties that comprised a portion of the Cauchari-Olaroz project (refer to Note 4 of the Company’s Q2 2020 unaudited condensed consolidated interim financial statements filed on SEDAR).

-	Construction services contract for Cauchari-Olaroz project with Magna Construcciones S.R.L., the Company’s 50% share of which was $1,334 during the six months ended June 30, 2020.

During the six months ended June 30, 2020, the Company’s 50% share of director’s fees paid by Minera Exar to its President, who is also a director of the Company, was $19 (2019 - $18).

The amounts due to related parties arising from such transactions are unsecured, non-interest bearing and have no specific terms of payment.

In consideration for Bangchak (a related party of the Company, by virtue of its position as a shareholder and a lender under the $205,000 senior credit facility) providing its consent to the Project Investment, following the Company’s approval of the expansion of the stated production capacity of the Cauchari-Olaroz project from its current targeted production of 25,000 tpa to 40,000 tpa, and entry into an amended off-take agreement with Bangchak, the Company provided incremental off-take rights in favour of Bangchak to acquire up to an additional 3,500 tpa of lithium carbonate, up to an aggregate maximum of 6,000 tpa of lithium carbonate (at a 40,000 tpa project capacity) at market prices. In addition, the consent includes a commitment from Bangchak to provide up to $50,000 of additional debt financing on substantially the same terms as the Company’s existing senior credit facility, however, with the proceeds of such financing available for a broader purpose.

Should the Company elect to pursue this additional debt financing in the future, such financing will be subject to negotiation of definitive documentation and consent of the Company’s other lender, Ganfeng, under its senior credit and subordinated loan agreements. There can be no assurances that the Company will be able to realize on such additional debt financing, including the terms and timing thereof.

Transactions with Ganfeng, a related party of the Company by virtue of its position as a shareholder and a lender to the Company, are disclosed in Notes 4 and 6 to the Company’s Q2 2020 unaudited condensed consolidated interim financial statements filed on SEDAR.

20

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2020

Compensation of Key Management

Key management includes the directors of the Company and the executive management team. The remuneration of directors and members of the executive management team was as follows:

	Six months ended June 30,
	2020 $	2019 $
Equity compensation	2,512	1,826
Salaries, bonuses, benefits and directors' fees included in general and administrative expenses	1,547	1,654
Salaries, bonuses and benefits included in exploration expenditures	275	214
Salaries and benefits capitalized to Investment in the Joint Venture	-	465
Salaries, bonuses and benefits capitalized to PP&E	678	-
	5,012	4,159

Amounts due to directors and executive team were as follows:

	As at June 30,	As at December 31,
	2020 $	2019 $
Total due to directors and executive team	452	357

There were no contractual or other commitments arising from the related party transactions.  The amounts due to related parties are unsecured, non-interest bearing and have no specific terms of payment.

CONTRACTUAL OBLIGATIONS

As at June 30, 2020, the Company had the following contractual obligations:

		Years ending December 31,
	2020	2021	2022 and later	Total
	$	$	$	$
Credit facility¹	3,809	7,652	155,124	166,585
Joint Operation borrowings¹	-	-	65,761	65,761
Accounts payable and accrued liabilities	10,745	-	-	10,745
Obligations under office leases¹	147	195	515	857
Other obligations¹	115	228	9,924	10,267
Total	14,816	8,075	231,324	254,215

¹ Credit facility, Joint Operation borrowings, Obligations under office leases and Other obligations include principal and interest/finance charges.

The Company`s other obligations and commitments related to construction activities, royalties, option payments and annual fees to the aboriginal communities are disclosed in Note 4 of the Company’s condensed consolidated interim financial statements for the six months ended June 30, 2020 and Notes 5 and 7 of the Company’s 2019 audited consolidated financial statements (filed on SEDAR) and most of them will only be incurred if and when the Company continues to hold the subject property or starts production. After giving effect to drawdowns made during the six months ended June 30, 2020 and subsequently to the quarter-end, the Company has $184.6 million of undrawn credit facilities available to finance its share of the capital costs of the Joint Operation.

21

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2020

FINANCIAL INSTRUMENTS

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument.  Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

All of the Company’s financial instruments are classified into financial assets and liabilities measured at amortized cost. All financial instruments are initially measured in the statement of financial position at fair value plus transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability.

Financial assets are measured at amortized cost if they are held for the collection of contractual cash flows where those cash flows solely represent payments of principal and interest. The Company’s intent is to hold these financial assets in order to collect contractual cash flows and the contractual terms give rise to cash flows on specified dates that are solely payments of principal and interest on the principal amount outstanding.

The Company assesses on a forward-looking basis the expected credit losses associated with its financial assets carried at amortized cost and fair value through other comprehensive income. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

The Company and its subsidiaries, including its joint operation Minera Exar, may from time to time make short-term investments into Argentinian government securities, financial instruments guaranteed by Argentinian banks and other Argentine securities. These investments may or may not realize short term gains or losses.

For additional details about the Company’s financial instruments please refer to the Note 13 “Financial instruments” of the Company’s Q2 2020 unaudited condensed consolidated interim financial statements available on SEDAR.

OFF-BALANCE SHEET ARRANGEMENTS

The Company’s off-balance sheet arrangements related to the exploration and evaluation assets are disclosed in Note 7 of the Company’s 2019 audited consolidated financial statements. The Company’s reclamation bond arrangement is disclosed below. There were no other off-balance sheet arrangements as at June 30, 2020.

DECOMMISSIONING PROVISION AND RECLAMATION BOND

The carrying value of the liability for decommissioning provision that arose to date as a result of exploration activities is $316 for the Thacker Pass project as at June 30, 2020. The Company’s $1,008 reclamation bond payable to the BLM was guaranteed by a third-party insurance company upon the issuance of the Lithium Nevada sedimentary mine project permit in 2014. The bond guarantee is renewed annually and secured by the Company’s $150 restricted cash.

The Company’s 50% share of the Minera Exar liability for decommissioning provision that arose to date as a result of construction activities is $418 as at June 30, 2020.

SIGNIFICANT ACCOUNTING POLICIES

Critical Accounting Estimates and Judgments

Please refer to the Company’s annual MD&A for the year ended December 31, 2019, for Critical Accounting Estimates and Judgements disclosure and Accounting Policies disclosure. The significant estimates and judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty as well as accounting policies during the six months ended June 30, 2020, were substantially the same as those that management applied to the consolidated financial statements as at and for the year ended December 31, 2019, other than as described below.

22

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2020

COVID-19 Estimation Uncertainty

In March 2020, the World Health Organization declared a global pandemic related to COVID-19. Many countries, including Canada, the United States and Argentina, where the Company operates, announced mandatory emergency measures and restrictions on businesses and individuals to mitigate the spread of the virus. The outbreak and the related mitigation measures have had and will continue to have an adverse impact on global economic conditions as well as on the Company’s activities. The extent to which the COVID-19 outbreak and related mitigation measures may impact the Company’s business activities will depend on future developments, such as the ultimate geographic spread of the disease, the duration of the outbreak, travel restrictions, business disruptions, and the effectiveness of actions taken in Canada, the United States, Argentina and other countries to contain the disease, treat it and develop a vaccine.  COVID-19 resulted in a widespread health crisis that is adversely affecting the economies and financial markets of many countries, resulting in an economic downturn that could further affect the Company’s operations.

As at and for the six months ended June 30, 2020, COVID-19 measures, restrictions and economic effects did not have a significant impact on the Company’s financial position or financial results.

On March 20, 2020, following the Presidential decree for mandatory social isolation in Argentina, construction of the Cauchari-Olaroz lithium project was temporarily suspended. Engineering, procurement and manufacturing of equipment, which was performed offsite, continued. While the project was temporarily moved into care and maintenance, costs associated with the suspension of construction were expensed. Such costs were insignificant during the six months ended June 30, 2020.

In mid-April, in accordance with the governmental regulations allowing mining and construction activities to resume, the project gradually restarted construction activities, and increased the size of the camp, common areas and other infrastructure to accommodate social distancing by staff in accordance with established protocols.

By the end of Q2 2020, circulation of COVID-19 had intensified in the Province of Jujuy. As announced in early July as a result of workers at the project testing positive for COVID-19, construction was immediately suspended. During July testing of the entire workforce was completed, and workers were demobilized from the site. Only the minimum required staff remained on-site to oversee care and maintenance activities. Necessary measures are being taken by the Company and Minera Exar to address the situation, working in close cooperation with the Province of Jujuy. All workers remain in good condition and substantially all workers who tested positive have since recovered and have been released from isolation. On-site construction activity remains suspended as of the date of issuance of this MD&A.

RISKS AND UNCERTAINTIES

Please refer to the Company’s annual MD&A for the year ended December 31, 2019 in the section entitled “Risks and Uncertainties”, as well as the Company’s AIF for the year ended December 31, 2019 in the section entitled “Risk Factors” for risks and uncertainties faced by the Company, both of which are filed on the Company’s SEDAR profile at www.sedar.com. The following additional risk factor addresses the COVID-19 impact on the Company.

Impact of COVID-19.

The Covid-19 pandemic has impacted the development program on the Cauchari—Olaroz Project over the last several months, including delays in delivery of equipment, limitations on  operations as a result of government directive and internal operating protocols and the temporary suspension of operations in connection with the implementation of protocols to manage infections on site.  There is a risk that these factors continue to affect the Cauchari-Olaroz Project for an extended period of time, and there is also a risk that the severity some or all of these matters as it relates to the project increase in the future.  Sustained disruption to development operations from Covid-19, including future negative developments related to the COVID-19 pandemic and government response to it, could have a material adverse effect on the project, including delays in the development timeline, an increase in development costs or a longer term suspension in the development itself.

23

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2020

INVESTOR RELATIONS

Jon Evans, CEO, John Kanellitsas, Executive Vice-Chairman, and Alec Meikle, VP Corporate Development, coordinate investor relations activities for the Company.

CHANGES IN DIRECTORS AND MANAGEMENT

On May 7, 2020, at the Annual General Meeting of Shareholders, Dr. Michael Fischer was elected as a new director of the Company and a representative of Bangchak to replace Chaiwat Kovavisarach, who did not stand for re-election and ceased to be a director of the Company. Dr. Michael Fischer is an Executive Vice President (Natural Resources) of Bangchak. Mr. Fischer holds a BSc, Geological Sciences, University of Leeds, UK 1981, a PhD, University of Wales, UK 1984 and a GAICD, Australian Institute of Company Directors (2016).

Gary Cohn did not stand for re-election at the Annual General Meeting of Shareholders and ceased to be a director of the Company on May 7, 2020.

TECHNICAL INFORMATION AND QUALIFIED PERSON

Detailed scientific and technical information on the Cauchari-Olaroz project can be found in the NI 43-101 technical report titled “Updated Feasibility Study and Reserve Estimation to Support 40,000 TPA Lithium Carbonate Production at Cauchari-Olaroz Salars, Jujuy Province, Argentina” that was filed with the securities regulatory authorities in each of the provinces of Canada on November 11, 2019. The technical report has an effective date of August 19, 2019 and was prepared by Ernest Burga, P.Eng., David Burga, P.Geo., Daniel Weber, P.G., RM-SME, Wayne Genck, PhD and Anthony Sanford, Pr.Sci.Nat., each of whom is a “qualified person” for the purposes of NI 43-101.

Detailed scientific and technical information on the Thacker Pass project can be found in the NI 43-101 technical report dated August 1, 2018 entitled “Technical Report on the Pre-Feasibility Study for the Thacker Pass Project, Humboldt County, Nevada, USA” that was filed with the securities regulatory authorities in each of the provinces of Canada on August 2, 2018. The Thacker Pass technical report has an effective date of August 1, 2018, and was prepared by Reza Ehsani, P.Eng., Louis Fourie, P.Geo., Andrew Hutson, FAusIMM, BE (Mining), Daniel Peldiak, P.Eng., Rob Spiering, P.Eng., John Young, B.Sc., SME-RM and Ken Armstrong, P.Eng., each of whom is a “qualified person” for the purposes of NI 43-101.

Copies of both reports are available on the Company’s website at www.lithiumamericas.com and on the Company’s SEDAR profile at www.sedar.com.

The scientific and technical information in this MD&A has been reviewed and approved by Dr. Rene LeBlanc, a Qualified Person for purposes of NI 43-101 by virtue of his experience, education and professional association.  Mr. LeBlanc is the Chief Technical Officer of the Company.

Further information about the Thacker Pass project, including a description of key assumptions, parameters, description of sampling methods, data verification and QA/QC programs, and methods relating to resources, and factors that may affect those estimates is available in the above-mentioned Thacker Pass technical report.

Further information about the Caucharí-Olaroz project, including a description of key assumptions, parameters, description of sampling methods, data verification and QA/QC programs, and methods relating to resources and reserves, factors that may affect those estimates, and details regarding development and the mine plan for the project, is available in the above-mentioned Cauchari-Olaroz technical report.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed under securities legislation is recorded, processed, summarized and reported within the time periods specified by securities regulators and

24

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2020

include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed under securities legislation is accumulated and communicated to the issuer’s management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure. The Company’s management designed the disclosure controls and procedures to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to them on a timely basis. The Company’s management believes that any disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met.

CHANGES TO INTERNAL CONTROLS OVER FINANCIAL REPORTING

National Instrument 52-109 requires public companies in Canada to disclose in their MD&A any change in internal controls over financial reporting (“ICFR”) during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, ICFR.

In the quarter ended March 31, 2020 we moved all of our corporate office staff and many site administrative staff offsite to work from home which continued through the second quarter. This change has required certain processes and controls that were previously done or documented manually to be completed and retained in electronic form. Despite the changes required by the current environment, there have been no significant changes in our internal controls during the quarter ended June 30, 2020 that have materially affected, or are reasonably likely to materially affect the Company’s ICFR.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

As a U.S. listed public company with less than US$1.07 billion in gross revenue, the Company qualifies as an “emerging growth company” (“EGC”) under the Jumpstart Our Business Startups Act, or the JOBS Act. As an EGC, we are exempt from Section 404(b) of the Sarbanes-Oxley Act of 2002, which generally requires that a public company’s registered public accounting firm provide an attestation report relating to management’s assessment of internal control over financial reporting. We will retain the status of an EGC until the earliest of (a) the last day of the fiscal year in which we have annual gross revenues of US$1.07 billion or more; (b) the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement under the Securities Act of 1933; (c) the date on which we have, during the previous three-year period, issued more than US$1 billion in nonconvertible debt; or (d) the date on which we are deemed to be a “large accelerated filer”, as defined in Rule 12b-2 under the Securities Exchange Act of 1934.

ICFR are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS.  Management is responsible for the design of the Company’s ICFR.

The Company’s ICFR include policies and procedures that pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and disposition of assets, provide reasonable assurance that transactions are recorded as necessary to permit the preparation of the financial statements in accordance with IFRS and that receipts and expenditures are being made only in accordance with authorization of management and directors of the Company, and provide reasonable assurance regarding prevention or timely detection of authorized acquisition, use or disposition of assets that could have a material effect on the financial statements.

Because of their inherent limitations, ICFR can provide only reasonable assurance and may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

25

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2020

NON-IFRS MEASURES

Many of the measures in this MD&A were derived from the financial statements consistent with IFRS. However, some measures referred to in this MD&A are not recognized measures under IFRS and therefore may not be comparable to those presented by other issuers. The Company believes that these indicators are important, as they are necessary to understand the Company’s assumptions underlying certain of the performance indicators herein.

Average EBITDA (“EBITDA”) and NPV are non-IFRS financial measures and have no standardized meaning prescribed to them, and as a result, may not be comparable to those presented by other issuers.   As used herein, EBITDA excludes the following from “net earnings” (which is an IFRS financial measure): income tax expense, finance costs and depletion, depreciation and amortization. Management believes that EBITDA is a valuable indicator of its projects’ ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management believes that NPV is a useful indicator of profitability and economic value of a project.  Management uses EBITDA and NPV for these purposes. Each are also frequently used by investors and analysts for valuation purposes to determine the approximate total enterprise value of a company. Readers are cautioned that EBITDA should not be construed as an alternative to net earnings or other metrics of cash as determined in accordance with IFRS.

FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking information”). These statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking information. Information concerning mineral resource and mineral reserve estimates also may be deemed to be forward-looking information in that it reflects a prediction of mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking information generally can be identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “propose”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe”, “scheduled”, “implement” and similar words or expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information.

In particular, this MD&A contains forward-looking information, including, without limitation, with respect to the following matters or the Company’s expectations relating to such matters: successful development of the Cauchari-Olaroz and Thacker Pass projects, including timing, progress, construction, milestones, anticipated productions, and results thereof; the expected benefits from the Project Investment; the closing and expected benefits from the 2020 Cauchari Transaction; the anticipated impact of the COVID-19 outbreak, the expected timing of announcements in this regard, and the impact of any proceedings in this regard; statements regarding anticipated decision making with respect to Minera Exar; capital expenditures and programs; estimates of the mineral resources and reserves at its properties; development of mineral resources and reserves; government regulation of mining operations and treatment under governmental and taxation regimes; the future price of commodities, including lithium; the realization of mineral resources and reserves estimates; including whether resources will ever be developed into reserves and information and underlying assumptions related thereto; the timing and amount of future production; currency exchange and interest rates; expected outcome and timing of environmental surveys and permit applications and other environmental matters; the Company’s ability to raise capital; expected expenditures to be made by the Company on its properties; the timing, cost, quantity, capacity and product quality of production of the Cauchari-Olaroz project, which is held and operated through the Company’s Joint Operation with Ganfeng; successful operations of the Ganfeng co-ownership structure; whether the Company will ever be able to realize on the additional debt funding commitment from Bangchak, including the terms and timing thereof; ability to produce high quality battery grade lithium carbonate; the timing, cost, quantity, capacity and product quality of production at the Thacker Pass project; results of the Company’s engineering and design permitting program at the Thacker Pass project, including that the Company meets deadlines set forth herein and receives permits as anticipated; successful results from the Company’s testing facility and third-party tests related thereto; capital costs, operating costs, sustaining capital requirements, after tax NPV and IRR, payback period, sensitivity analyses, net cash flows and EBITDA of the Cauchari-Olaroz project; cash flows and EBITDA of the Thacker Pass project; timing,

26

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2020

results and completion of the Thacker Pass feasibility study; the Company’s share of the expected capital expenditures for the construction of the Cauchari-Olaroz project and for permitting and DFS activities at Thacker Pass; ability to achieve capital cost efficiencies; stability and inflation related to the Argentine peso, whether the Argentine government implements additional foreign exchange and capital controls, and the effect of current or any additional regulations on the Company’s operations; approval of pending patents; and the potential for and expected timing of partnership and financing scenarios for the Thacker Pass project.

Forward-looking information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-looking information is based upon a number of expectations and assumptions and is subject to a number of risks and uncertainties, many of which are beyond our control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. With respect to forward-looking information listed above and incorporated by reference herein, the Company has made assumptions regarding, among other things:

•	current technological trends;
•	a cordial business relationship between the Company and Ganfeng for the Cauchari-Olaroz project;
•	the ability of the Company to fund, advance and develop the Cauchari-Olaroz project and the Thacker Pass project;
•	the Company’s ability to operate in a safe and effective manner;
•	uncertainties related to receiving and maintaining mining, exploration, environmental and other permits or approvals in Nevada and Argentina;
•	demand for lithium, including that such demand is supported by growth in the electric vehicle market;
•	the impact of increasing competition in the lithium business, and the Company’s competitive position in the industry;
•	general economic conditions;
•	a stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates;
•

stability and inflation of the Argentine peso, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current or any additional regulations on the Company’s operations;

•	the impact of unknown financial contingencies, including litigation costs, on the Company’s operations;
•	gains or losses, in each case, if any, from short-term investments in Argentine bonds and equities;
•	estimates of and unpredictable changes to the market prices for lithium products;
•	exploration, development and construction costs for the Cauchari-Olaroz project and the Thacker Pass project;
•	estimates of mineral resources and mineral reserves, including whether resources will ever be developed into reserves;
•	the reliability of technical data;
•	anticipated timing and results of exploration, development and construction activities, including the impact of COVID-19 on such timing;
•	timely responses from governmental agencies responsible for reviewing and considering the Company’s permitting activities at the Thacker Pass project;
•	the Company’s ability to obtain additional financing, including pursuant to the additional debt funding commitment from Bangchak, on satisfactory terms or at all;
•	the ability to develop and achieve production at any of the Company’s mineral exploration and development properties;
•	the impact of COVID-19 on the Company’s business;
•	closing and expected benefits from the 2020 Cauchari Transaction;
•	accuracy of current development budget and construction estimates; and
•	preparation of a development plan for lithium production at the Thacker Pass project.

27

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2020

Although the Company believes that the assumptions and expectations reflected in such forward-looking information are reasonable, we can give no assurance that these assumptions and expectations will prove to be correct, and since forward-looking information inherently involves risks and uncertainties, undue reliance should not be placed on such information.

The Company’s actual results could differ materially from those anticipated in any forward-looking information as a result of the risk factors contained in this MD&A, including but not limited to, the factors referred to under the heading “Risks and Uncertainties” in this MD&A. Such risks also include, but are not limited to the following: the Company’s mineral properties may not be developed as planned and uncertainty of whether there will ever be production at the Company’s mineral exploration properties; cost overruns; risks associated with the Company’s ability to successfully secure adequate funding; market prices affecting the ability to develop the Company's mineral properties; risks associated with co-ownership arrangements; risk to the growth of lithium markets; lithium prices; inability to obtain required governmental permits and operations may be limited by government-imposed limitations; technology risk; inability to achieve and manage expected growth; political risk associated with foreign operations, including co-ownership arrangements with foreign domiciled partners; emerging and developing market risks; risks associated with not having production experience; operational risks; changes in government regulations; changes to environmental requirements; failure to obtain or maintain necessary licenses, permits or approvals; insurance risk; receipt and security of mineral property titles and mineral tenure risk; changes in project parameters as plans continue to be refined; changes in legislation, governmental or community policy, mining industry competition; market risk; volatility in global financial condition; uncertainties associated with estimating Mineral Resources and Mineral Reserves, including uncertainties relating to the assumptions underlying Mineral Resource and Mineral Reserve estimates; and whether Mineral Resources will ever be converted into Mineral Reserves; whether the Company is able to successfully monetize any increase in off-take from any increased development plan, and the expected benefits from the Project Investment and other transactions described herein; the closing of, and expected benefits from, the 2020 Cauchari Transaction; inherent risks in realizing on Bangchak’s additional debt funding commitment, including the availability thereof, consent of the Company’s senior lenders, and the addition of additional debt on the Company’s balance sheet; risks related to investments in Argentine bonds and equities; opposition to development of the Company’s mineral properties; lack of unitization and reservoir management rules; surface access risk; geological, technical, drilling or processing problems; uncertainties in estimating capital and operating costs, cash flows and other project economics; liabilities and risks, including environmental liabilities and risks inherent in mineral extraction operations; health and safety risks; risks related to the stability and inflation of the Argentine peso, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current and any additional regulations on the Company’s operations; risks related to unknown financial contingencies, including litigation costs, on the Company’s operations; incorrect assessments of the value of acquisitions; unanticipated results of exploration activities; unpredictable weather conditions; unanticipated delays in preparing technical studies; inability to generate profitable operations; restrictive covenants in debt instruments; lack of availability of additional financing on terms acceptable to the Company and/or joint venture partners; shareholder dilution; intellectual property risk; dependency on key personnel; payment of dividends; competition for, amongst other things, capital, undeveloped lands and skilled personnel; fluctuations in currency exchange and interest rates; regulatory risk, including as a result of the Company’s dual-exchange listing and increased costs thereof; the impacts of COVID-19 on the availability and movement of personnel, supplies and equipment and on the timing for regulatory approvals and permits and on third parties on whom the Company or the Joint Operation relies for services, such as preparation of the Thacker Pass DFS and construction at Cauchari-Olaroz; conflicts of interest; Common Share price volatility; and cyber-security risks and threats. Consequently, actual results and events may vary significantly from those included in, contemplated or implied by such statements.

Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking information contained in this MD&A is expressly qualified by these cautionary statements. All forward-looking information in this MD&A speaks as of the date of this MD&A. The Company does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law. Additional information about these assumptions, risks and uncertainties is contained in our filings with securities regulators, including our most recent management’s discussion and analysis for our most recently completed financial year, which are available on SEDAR at www.sedar.com.

28

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2020

CAUTIONARY NOTICE REGARDING MINERAL RESERVES AND MINERAL RESOURCE ESTIMATES

The disclosure included in this MD&A uses Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and Mineral Resources estimates are made in accordance with the CIM Definition Standards adopted by the CIM Council on May 10, 2014 and NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

In addition, this MD&A uses the terms “Mineral Resources,” “Measured Mineral Resources,” “Indicated Mineral Resources” and “Inferred Mineral Resources” to comply with the reporting standards in Canada. SEC Industry Guide 7 does not recognize Mineral Resources and U.S. companies are generally not permitted to disclose resources in documents they file with the SEC. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists. In accordance with Canadian rules, estimates of “Inferred Mineral Resources” cannot form the basis of feasibility or pre-feasibility studies. It cannot be assumed that all or any part of “Mineral Resources,” “Measured Mineral Resources,” “Indicated Mineral Resources” or “Inferred Mineral Resources” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part of the “Mineral Resources,” “Measured Mineral Resources,” “Indicated Mineral Resources” or “Inferred Mineral Resources” reported in this MD&A is economically or legally mineable. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under reporting standards in Canada differ in certain respects from the standards of the SEC. For the above reasons, information included in this MD&A that describes the Company’s Mineral Reserves and Mineral Resources estimates is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC under Industry Guide 7.

29